SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
A listed company with authorized capital – CVM no. 016390
General Taxpayer (CNPJ) no. 01.832.635/0001 -18 – NIRE no. 35.300.150.007
Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

NOTICE TO THE MARKET

TAM S.A. (“Company”), in compliance with the provisions of Law no. 6,404/76 and of Instruction no. 358/02 of the Brazilian Securities Commission, as amended, hereby informs its shareholders and the market in general that, on December 19, 2009, it acquired all shares of the capital stock of Pantanal Linhas Aéreas S.A. (“Pantanal”).

As compensation for the acquisition of such shares, the Company will pay to the sellers the amount of R$13,000,000.00 (thirteen million reais).

The effectiveness of the acquisition of the Pantanal shares is subject to the fulfillment of certain conditions, including, without limitation, the previous authorization by the National Agency for Civil Aviation - ANAC, as provided by Article 185, 2nd paragraph, of Law no. 7,565, dated December 19, 1986.

São Paulo, December 21, 2009

Líbano Miranda Barroso
Chief Executive and Investors' Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.